

One International Place,40th Floor
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www.dechert.com

THOMAS J. FRIEDMANN

thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 275 8389 Fax

February 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549-8626

Re: Form 40-33 – Civil Action Document Filed Against Horizon Technology Finance Corporation, et al. (File No. 814-00802)

Ladies and Gentlemen:

On behalf of Horizon Technology Finance Corporation (the "Company") and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of a class action complaint filed in the Court of Chancery in the State of Delaware against the Company and certain affiliated persons of the Company.

If you have any questions regarding this submission, please do not hesitate to contact me at (617) 728-7120.

Best Regards,

/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc: Michael P. Balkin, Horizon Technology Finance Corporation
Daniel R. Trolio, Horizon Technology Finance Corporation
John C. Bombara, Esq., Horizon Technology Finance Corporation

Eric S. Siegel, Esq., Dechert LLP
Clay Douglas, Esq., Dechert LLP

EFiled: Jan 30 2026 04:42PM EST
Transaction ID 78350447
Case No. 2026-0136-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STEPHEN BUSHANSKY, On Behalf of Himself and All Others Similarly Situated, Plaintiff, v. HORIZON TECHNOLOGY FINANCE CORPORATION, ROBERT D. POMEROY JR., JAMES J. BOTTIGLIERI, JONATHAN J. GOODMAN, EDMUND V. MAHONEY, KIMBERLEY A. O'CONNOR, ELAINE A. SARSYNSKI and JOSEPH J. SAVAGE, Defendants.	)	C.A. No. 2026-

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Stephen Bushansky ("Plaintiff"), on behalf of himself and all other similarly situated public stockholders of Horizon Technology Finance Corporation ("HRZN" or the "Company"), brings the following Verified Class Action Complaint ("Complaint") against the members of the board of directors of HRZN (the "Individual Defendants" or the "Board") for breaching their fiduciary duties. The allegations of the Complaint are based on the knowledge of Plaintiff as to himself, and on information and belief, including the investigation of counsel and review of publicly available information, as to all other matters.

NATURE AND SUMMARY OF THE ACTION

1.   Plaintiff brings this action against HRZN and the Board for breach of fiduciary duties under Delaware law. Plaintiff's claims arise in connection with the solicitation of HRZN's public stockholders to, inter alia, vote in favor of the proposed issuance of shares of HRZN common stock ("Stock Issuance Proposal"), pursuant to the Agreement and Plan of Merger dated as of August 7, 2025 (the "Merger Agreement") by and among HRZN, Monroe Capital Corporation, a Maryland corporation ("MRCC"), HMMS, Inc., a Maryland corporation and wholly owned subsidiary of HRZN ("Merger Sub"), Monroe Capital BDC Advisors, LLC, a Delaware limited liability company and investment adviser to MRCC ("MC Advisors"), and Horizon Technology Finance Management LLC, a Delaware limited liability company and investment adviser to HRZN (the "HRZN Advisor"), which provides for Merger Sub to merge with and into MRCC with MRCC continuing as the surviving company and as a wholly owned subsidiary of HRZN (the "Initial Merger"). Immediately following the Initial Merger, MRCC, as the surviving company, would merge with and into HRZN, with HRZN continuing as the surviving company (the "Second Merger", and together with the Initial Merger, collectively, the "Merger").

2.   If HRZN stockholder approval of the Merger Stock Issuance Proposal is obtained, and certain other conditions are met, each holder of MRCC common

stock, issued and outstanding immediately prior to the effective time of the Merger

will receive, in exchange for each share of MRCC common stock, a number of shares

of HRZN common stock, equal to the Exchange Ratio. The Exchange Ratio means

the quotient (rounded to the fourth nearest decimal) of: (A) the MRCC per share

NAV, divided by (B) the HRZN per share NAV, adjusted to reflect any stock

increase, decrease or exchange or if a distribution is authorized and declared between

the determination date and the effective date of the Merger, in each case, to provide

the stockholders of MRCC and HRZN the same economic effect as contemplated by

the Merger Agreement prior to such events.

3.   On August 7, 2025, HRZN and MRCC issued a joint press release

announcing the Merger. The release advised that Oppenheimer & Co.

("Oppenheimer") is serving as financial advisor to the Special Committee of HRZN

("HRZN Special Committee") in connection with the Merger.

4.   On January 20, 2025, to solicit HRZN stockholders to vote for the

Merger ("Stockholder Vote") at a special meeting ("Special Meeting"), Defendants

caused a proxy ("Proxy") on Form 424B3 to be filed by HRZN with the SEC under

Section 14(a) of the Securities Exchange Act of 1934.

5.   The Proxy discloses that "[i]n arriving at its written opinion

Oppenheimer reviewed financial forecasts and estimates relating to HRZN, on a

standalone basis (the "Standalone HRZN Projections") and pro forma for the

Transactions (the "Pro Forma HRZN Projections" and together with the Standalone HRZN Projections, the "HRZN Projections"), prepared by management of HRZN and approved for Oppenheimer's use by the HRZN Special Committee." The Proxy further sets forth that "[t]he estimates of future financial performance of HRZN relied upon for the financial analyses . . . were based on the HRZN Projections."

6.   Specifically, Oppenheimer utilized the HRZN Projections for its *Merger Impact Analysis*, *Dividend Discount Analysis of HRZN* and *Illustrative Pro Forma Dividend Discount Analysis of HRZN*.

7.   Additionally, the Proxy discloses that "[w]ith respect to the HRZN Projections, Oppenheimer assumed, at the direction of management of HRZN and with the HRZN Special Committee's and the HRZN Board's consent, without independent verification or investigation, that the HRZN Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of management of HRZN, as to the future financial condition and operating results of HRZN."

8.   Despite the HRZN Projections reflecting the best available information, estimates and judgments of management of HRZN, as to the future financial condition and operating results of HRZN and the HRZN Projections being relied upon by Oppenheimer for its financial analyses underlying its fairness opinion, the

Proxy does not disclose the HRZN Projections ("HRZN Projections Nondisclosures").

9.   The Proxy also fails to comply with the standards governing disclosure of sell-side advisor conflicts formulated by the Delaware Supreme Court in *City of Sarasota Firefighters' Pension Fund v. Inovalon Holdings, Inc.*, 319 A.3d 271 (Del. 2024) ("*Sarasota*").

10.   Under *Sarasota*, when a sell-side advisor faces a conflict arising from past and concurrent representations of buy-side entities, the amount of the fees paid to the advisor by those entities in connection with those representations must be disclosed to enable stockholders to compare the amount of those fees to the amount paid to the advisor by the target company in connection with the pending transaction, and contextualize the magnitude of the conflict. *Sarasota*, 319 A.3d at 297–99.

11.   Here, the Proxy discloses that "Oppenheimer and/or certain of its affiliates . . . have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to MRCC, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with . . . MRCC, for which Oppenheimer and its affiliates have received compensation." Yet, the Proxy fails to disclose the fees received by Oppenheimer from MRCC for such services (the "Oppenheimer

Nondisclosures" and together with the "HRZN Projections Nondisclosures," the "Material Nondisclosures").

12.   To ensure that HRZN stockholders are able to cast informed votes at the Special Meeting, Plaintiff seeks to enjoin the Defendants from holding the Stockholder Vote, until five (5) days after HRZN files a supplemental disclosure with the SEC curing (i) the HRZN Projections Nondisclosures by disclosing the Standalone HRZN Projections and the Pro Forma HRZN Projections; and (ii) the Oppenheimer Nondisclosures by disclosing: (1) the past and current MRCC representations, and (2) the amount of fees paid by MRCC to Oppenheimer in connection with those representations. Alternatively, if the Merger is consummated without such disclosures, Plaintiff reserves the right to recover damages suffered by Plaintiff and similarly-situated HRZN stockholders as a result of the breaches of fiduciary duty of the Board alleged herein.

THE PARTIES

13.   Plaintiff is, and at all relevant times was, a continuous stockholder of HRZN.

14.   HRZN is a Delaware corporation with its principal executive office located at 312 Farmington Avenue, Farmington, CT 06032. Its Common Stock trades on The NASDAQ Global Select Market under the ticker symbol "HRZN."

15.   Individual Defendant Robert D. Pomeroy ("Pomeroy") has served as a member of the Board at all relevant times. Pomeroy co-founded HRZN and currently serves as its Chairman of the Board.

16.   Individual Defendant James J. Bottiglieri ("Bottiglieri") has served as a member of the Board at all relevant times.

17.   Individual Defendant Jonathan J. Goodman ("Goodman") has served as a member of the Board at all relevant times.

18.   Individual Defendant Edmund V. Mahoney ("Mahoney") has served as a member of the Board at all relevant times.

19.   Individual Defendant Kimberley A. O'Connor ("O'Connor") has served as a member of the Board at all relevant times.

20.   Individual Defendant Elaine A. Sarsynski ("Sarsynski") has served as a member of the Board at all relevant times.

21.   Individual Defendant Joseph J. Savage ("Savage") has served as a member of the Board at all relevant times.

22.   Defendants identified in paragraphs 15–21 are collectively referred to herein as the "Board" or the "Individual Defendants," and together with HRZN, as the "Defendants."

OTHER RELEVANT ENTITIES

23. MRCC is an externally managed, closed-end, non-diversified investment company that has elected to be treated as a business development company ("BDC") under the 1940 Act. MRCC was formed as a Maryland corporation in February 2011. MRCC is a specialty finance company focused on providing financing solutions primarily to lower middle-market companies in the United States and Canada (the term "middle-market" generally refers to companies having annual revenue of between $10 million and $1 billion and/or annual earnings before interest, taxes, depreciation and amortization ("EBITDA") of between $3 million and $100 million). MRCC provides customized financing solutions focused primarily on senior secured, junior secured and unitranche secured (a combination of senior secured and junior secured debt in the same facility in which MRCC syndicates a "first out" portion of the loan to an investor and retain a "last out" portion of the loan) debt and, to a lesser extent, unsecured subordinated debt and equity, including equity co-investments in preferred and common stock and warrants.

24. MCIP is an externally managed, closed-end, non-diversified specialty finance company that has elected to be treated as a BDC under the 1940 Act. MCIP was formed as a Maryland corporation in May 2018. MCIP is a specialty finance company focused on providing financing solutions primarily to lower middle-market

companies in the United States and Canada. MCIP's investment objective is to provide investors with attractive risk-adjusted returns and downside protection associated with investing in asset-based and secured corporate private credit opportunities in a manner that is decoupled from public market volatility.

25.   MC Advisors is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. MC Advisors, which serves as the investment adviser to each of MRCC and MCIP, seeks to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Monroe Capital LLC ("Monroe Capital"), an affiliate of MC Advisors, and Monroe Capital's investment professionals.

26.   Merger Sub is a Maryland corporation and a newly formed, wholly owned subsidiary of HRZN. Merger Sub was formed in connection with and for the sole purpose of the Merger.

27.   HRZN Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The beneficial interests in the HRZN Advisor were acquired in June 2023 by a wholly owned subsidiary of Monroe Capital Intermediate Holdings, LLC, an affiliate of Monroe Capital. Subject to the overall supervision of HRZN's Board and in accordance with the 1940 Act, the HRZN Advisor manages HRZN's day-to-day operations and provides

investment advisory services to HRZN. The HRZN Advisor also serves as the administrator to HRZN.


SUBSTANTIVE ALLEGATIONS


Background of the Company

28.　　HRZN is a Delaware corporation organized in March 2010 for the purpose of acquiring Compass Horizon Funding Company LLC and continuing its business as a public entity.

29.　　HRZN is a specialty finance company that lends to and invests in development-stage companies in the technology, life science, healthcare information and services and sustainability industries. Its investment objective is to maximize its investment portfolio's total return by generating current income from the debt investments HRZN makes and capital appreciation from the warrants it receives when making such debt investments. HRZN is focused on making secured debt investments to venture capital and private equity backed companies and publicly traded companies. Its debt investments are typically secured by first liens or first liens behind a secured revolving line of credit. Some of HRZN's debt investments may also be subordinated to term debt provided by third parties.

30.　　HRZN is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act.

31.   From the commencement of operations of Compass Horizon on March 4, 2008 through December 31, 2024, HRZN funded 266 portfolio companies and invested $2.5 billion in debt investments. As of December 31, 2024, its debt investment portfolio consisted of 52 debt investments with an aggregate fair value of $638.8 million. As of December 31, 2024, 86.1%, or $550.0 million, of HRZN's debt investment portfolio at fair value consisted of Senior Term Loans. As of December 31, 2024, 18.7%, or $119.2 million, of HRZN's total debt investment portfolio at fair value was held through its 2022-1 Securitization. As of December 31, 2024, HRZN's net assets were $336.2 million, and all of its debt investments were secured by all or a portion of the tangible and intangible assets of the applicable portfolio company. The debt investments in HRZN's portfolio are generally not rated by any rating agency. If the individual debt investments in its portfolio were rated, they would be rated below "investment grade". Debt investments that are unrated or rated below investment grade are sometimes referred to as "junk bonds" and have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

32.   HRZN's investment activities, and its day-to-day operations, are managed by the HRZN Advisor and supervised by the Board.

Background of the Merger

33.   On June 4, 2025, the HRZN Board met by videoconference with representatives of the HRZN Advisor, MC Advisors, Blank Rome LLP, counsel to the HRZN independent directors, and Dechert LLP ("Dechert"), counsel to MC Advisors and the HRZN Advisor, in attendance. During this meeting, representatives of the HRZN Advisor introduced the proposed transaction, whereby MRCC would sell all of its investment assets to MCIP for cash (the "Proposed Asset Sale") and, immediately thereafter, combine with HRZN, to the HRZN Board. Representatives of Oppenheimer then joined the meeting and presented to the HRZN Board an overview of their experience with transactions involving BDCs, including mergers of BDCs and similar strategic transactions, and their qualifications to serve as financial advisor to the HRZN independent directors in the event that the HRZN independent directors entered into a formal review of any strategic options, their respective independence with respect to such potential engagement, and the proposed fees for the engagement.

34.   On June 5, 2025, the HRZN Board met and established the HRZN Special Committee, consisting of all of the HRZN independent directors, to evaluate the possibility of a strategic transaction, including the proposed Merger on behalf of HRZN.

35. Following receipt of a draft engagement letter from Oppenheimer, on June 13, 2025, the HRZN Special Committee met, during which the HRZN Special Committee discussed with representatives of Oppenheimer the potential benefits and risks associated with the proposed Merger and any alternatives to the proposed Merger. At this meeting the HRZN Special Committee approved the appointment of Oppenheimer to serve as the financial advisor to the HRZN Special Committee.

36. On July 3, 2025, representatives of MC Advisors sent an initial draft of a preliminary, non-binding term sheet (the "Non-Binding Term Sheet") to the HRZN Special Committee, setting forth proposed economic terms for the proposed transaction. Among other terms, the Non-Binding Term Sheet set forth that (i) the consideration for the Proposed Asset Sale to be paid to MRCC by MCIP would be determined based on the fair value of MRCC's assets and (ii) the consideration for the proposed Merger to be paid to MRCC Stockholders by HRZN would be determined based on the relative net asset values of MRCC and HRZN.

37. Thereafter, throughout July and into August, the HRZN Special Committee met and discussed and evaluated the available strategic alternatives for HRZN, the Non-Binding Term Sheet and certain other aspects of the proposed transaction.

38. On August 5, 2025, the HRZN Special Committee met and at the request of the HRZN Special Committee, Oppenheimer orally rendered its opinion

to the HRZN Special Committee (which was subsequently confirmed in writing by delivery of Oppenheimer's written opinion dated August 7, 2025 addressed to the HRZN Special Committee (in its capacity as such) and, as requested by the HRZN Special Committee, to the HRZN Board (in its capacity as such)) as to, and as of such date, the fairness, from a financial point of view, to HRZN of the exchange ratio provided for in the proposed Merger pursuant to the Merger Agreement, based on and subject to various assumptions, qualifications and limitations and other matters set forth in its opinion. The HRZN Special Committee then met in executive session with Blank Rome and directed that the Merger Agreement be executed and submitted to HRZN Stockholders for consideration, including the proposed issuance of shares of HRZN common stock in connection with the proposed Merger.

39.   Later on August 7, 2025, the HRZN Board, including the members of the HRZN Special Committee, met and in executive session with Blank Rome, the HRZN Special Committee unanimously resolved to recommend that the HRZN Board approve, adopt and authorize the Merger Agreement and the transactions contemplated thereby (including the proposed Merger) in all respects, and recommended that the HRZN Board direct that the proposed issuance of HRZN common stock in connection with the proposed Merger, and any other matters required to be approved or adopted by HRZN stockholders in order to effect the proposed Merger and the transactions contemplated thereby be submitted to HRZN

stockholders for approval with the recommendation that HRZN stockholders vote in favor of the same.

40.   Immediately following the approval by the HRZN Special Committee, the HRZN Board met and based on the unanimous recommendation of the HRZN Special Committee, the HRZN Board directed, among other things, that the proposed issuance of HRZN common stock in connection with the proposed Merger be submitted to HRZN stockholders for approval with the recommendation that HRZN stockholders vote in favor of the same.

41.   Later on August 7, 2025, MRCC, HRZN, MC Advisors, the HRZN Advisor and Merger Sub executed and delivered the Merger Agreement.

42.   After execution of the Merger Agreement and the other transaction documents, HRZN and MRCC issued a joint press release announcing the execution of the Merger Agreement and the Asset Purchase Agreement and the proposed transactions.

The Materially Incomplete Proxy

Material Omissions Concerning the HRZN Projections

43.   Directors of Delaware corporations are under a fiduciary duty to disclose fully and fairly all material information within the board's control when it seeks stockholder action. The HRZN Board breached this duty by approving and filing the materially incomplete and misleading Proxy with the SEC. As discussed

below, the Proxy omits material information that must be disclosed to enable HRZN

stockholders to make an informed voting decision on the Merger.

44.   On January 20, 2026, HRZN filed the Proxy.

45.   As noted above, the Proxy sets forth that "[i]n arriving at its written

opinion Oppenheimer reviewed financial forecasts and estimates relating to HRZN,

on a standalone basis (the "Standalone HRZN Projections") and pro forma for the

Transactions (the "Pro Forma HRZN Projections" and together with the Standalone

HRZN Projections, the "HRZN Projections"), prepared by management of HRZN

and approved for Oppenheimer's use by the HRZN Special Committee." The Proxy

further sets forth that "[t]he estimates of future financial performance of HRZN

relied upon for the financial analyses . . . were based on the HRZN Projections."

46.   Specifically, in connection with its *Merger Impact Analysis*,

"Oppenheimer . . . review[ed] the implied accretion (dilution) to the NAV per share

and the net investment income per share of HRZN on a standalone and pro forma,

giving effect to the Transactions, basis ***using the Standalone HRZN Projections***

and the Pro Forma HRZN Projections, respectively, over the period from

December 31, 2025 through December 31, 2028." Additionally, for its *Dividend*

Discount Analysis of HRZN and *Illustrative Pro Forma Dividend Discount Analysis*

of HRZN, "Oppenheimer performed a dividend discount analysis of HRZN on a

standalone and a pro forma basis, ***using the Standalone HRZN Projections and the***

Pro Forma HRZN Projections, respectively, and compared the resulting implied share prices for HRZN." The key inputs used by Oppenheimer for its dividend discount analyses were the estimated future dividends for HRZN on a standalone basis and for HRZN on a pro forma basis over the period from an assumed closing date of December 31, 2025 through December 31, 2030. These key inputs have been wholly omitted from the Proxy.

47.   Additionally, "Oppenheimer assumed, ***at the direction of management of HRZN and with the HRZN Special Committee's and the HRZN Board's consent***, without independent verification or investigation, ***that the HRZN Projections were reasonably prepared on bases reflecting the best available information, estimates and judgments of management of HRZN, as to the future financial condition and operating results of HRZN***.

48.   Despite the HRZN Projections reflecting the best available information, estimates and judgments of HRZN's management, as to the future financial condition and operating results of HRZN and the HRZN Projections being relied upon and providing the key inputs utilized by Oppenheimer for its financial analyses underlying its fairness opinion, the Proxy does not disclose the HRZN Projections.

Material Omissions Concerning Oppenheimer's Representations

49.   As set forth above, the Proxy discloses that "Oppenheimer and/or certain of its affiliates . . . have in the past provided and are currently providing

investment banking, financial advisory and/or other financial or consulting services to MRCC, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with . . . MRCC, for which Oppenheimer and its affiliates have received compensation." Yet, the Proxy fails to disclose Oppenheimer's past and current MRCC representations and the fees received by Oppenheimer from MRCC for such services.

50.   Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that the Company's stockholders will continue to suffer absent judicial intervention.

CLASS ACTION ALLEGATIONS

51.   Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other holders of HRZN's common stock (except Defendants herein and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants' wrongful actions, as more fully described herein (the "Class").

52.   This action is properly maintainable as a class action.

53.   The Class is so numerous that joinder of all members is impracticable. There are thousands of HRZN stockholders impacted by the material nondisclosures

in the Proxy. The Proxy sets forth that as of September 30, 2025, HRZN had 67,277,944 shares of common stock issued and outstanding.

54. There are questions of law and fact common to the Class, including, inter alia, whether: (i) the Individual Defendants breached their fiduciary duties by failing to disclose all material information necessary to allow HRZN stockholders to cast fully informed votes at the Special Meeting; (ii) Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages; and (iii) Plaintiff and the other members of the Class will be damaged irreparably by the Individual Defendants' conduct.

55. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

56. The prosecution of separate actions by individual members of the Class would create the risk of (i) inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or (ii) adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the

other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

57.   Plaintiff and the Class have no adequate remedy at law.

COUNT I

Claim for Breach of Fiduciary Duties Against the Individual Defendants

58.   Plaintiff incorporates by reference and realleges each allegation contained above, as though fully set forth herein.

59.   The Individual Defendants, as directors of a Delaware corporation, owed Plaintiff and other HRZN stockholders fiduciary duties of due care, good faith, candor, and loyalty under Delaware law.

60.   The Individual Defendants have violated fiduciary duties owed to the public stockholders of HRZN.

61.   As alleged herein, the Individual Defendants breached their fiduciary duties under Delaware law by omitting material facts from the Proxy that are necessary for Plaintiff and other HRZN stockholders to know to cast fully informed votes with respect to the Merger at the Special Meeting.

62.   The facts omitted from the Proxy as detailed above are material because there is a substantial likelihood that a reasonable HRZN stockholder would consider such facts important in deciding how to vote, and would view disclosure of such facts as significantly altering the "total mix" of information made available.

63. As a result of the Individual Defendants' breaches of fiduciary duty, Plaintiff and other HRZN stockholders will be harmed by being deprived of their right to cast fully informed votes with respect to the Merger at the Special Meeting.

64. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A.   Declaring this action to be a proper class action and certifying Plaintiff as Class representative and Plaintiff's counsel as Class counsel;

B.   Preliminarily enjoining Defendants and their counsel, employees and all other agents and persons acting in concert with them from proceeding with and holding the Stockholder Vote and consummating the Merger, unless and until Defendants disclose and disseminate to HRZN stockholders supplemental disclosures that cure the Material Nondisclosures (as defined above);

C.   Finding that the Individual Defendants breached their fiduciary duties under Delaware law;

D.   Rescinding, to the extent already implemented, the Merger Agreement and the Merger contemplated thereby, or in the alternative, granting Plaintiff rescissory damages;

E.   Directing Defendants to account to Plaintiff for all damages suffered because of their misconduct;

F.   Awarding Plaintiff fees and expenses in connection with this litigation, including reasonable attorneys' and experts' fees and expenses; and

G.   Granting such other and further relief as the Court deems just and proper.

Dated: January 30, 2026   **BIELLI & KLAUDER, LLC**

                                            /s/ *Ryan M. Ernst*
                                            Ryan M. Ernst (#4788)
                                            1204 N. King Street
                                            Wilmington, DE 19801
                                            Tel: (302) 803-4600
                                            rernst@bk-legal.com

                                            Attorneys for Plaintiff and the
OF COUNSEL: *Proposed Class*

WEISS LAW
Michael A. Rogovin
350 Lockwood Terr.
Decatur, Georgia 30030
Telephone: (404) 692-7910
Facsimile: (212) 682-3010

Attorneys for Plaintiff